Contact:  **Carolyn Wang**
WeissComm Partners
(415) 946-1065

**PHARMACYCLICS REPORTS FIRST QUARTER FISCAL 2009 FINANCIAL RESULTS**

**Sunnyvale, Calif., -- October 30, 2008** -- Pharmacyclics, Inc. (Nasdaq: PCYC) today reported financial results for its first fiscal quarter ended September 30, 2008. The net loss for the first quarter of fiscal 2009, was $6.5 million, or $0.25 per share, compared to a net loss of $6.8 million, or $0.26 per share, in the first quarter of fiscal 2008.

Total operating expenses were $6.6 million in the first quarter of fiscal 2009, including $1.4 million of severance related share-based compensation expense and $0.5 million of severance expense.  Excluding the $1.9 million of severance related share-based compensation and severance expenses, total expenses were $4.7 million in the first quarter of fiscal 2009 compared to $7.3 million for the first quarter of fiscal 2008, a decrease of $2.6 million.  Excluding $1.4 million in severance related share-based compensation expense, share-based compensation expense was $0.4 million in the first quarter of fiscal 2009 compared to $0.7 million in the first quarter of fiscal 2008.  The decrease of $2.6 million in total operating expenses, after excluding the severance related expenses, in the first quarter of fiscal 2009 was primarily due to reduced personnel expenses due to lower headcount and reduced manufacturing costs and outside preclinical expenses associated with the company's HDAC, Btk and Factor VIIa inhibitor programs.

As of September 30, 2008, the company's cash, cash equivalents and marketable securities totaled $12.5 million compared to $16.8 million at June 30, 2008.

Robert W. Duggan stated, "Entering my second month as Chairman and Interim CEO, there are a few observations I wish to share with my fellow stakeholders.  Pharmacyclics is a company consisting of high quality people.  Most of them are deeply experienced with our lead molecule motexafin gadolinium.  In acquiring three promising compounds from Celera, we were very fortunate to inherit a group of experienced scientists that have been closely associated with each of these products from their onset.  Our scientists are making great strides in forwarding a product pipeline that is novel, differentiated and full of potential.  Without question, these are challenging times and historically those that rise up to face the challenges before them and put solutions into action gain strength in the process and become a good deal more viable than ever before.  This is our intention.  At Pharmacyclics we are dedicated to advancing our small molecule cancer drug candidates through clinical trials and establishing ourselves as a viable pharmaceutical company bringing real solutions to unmet or underserved patients' needs.

"Our executive team looks forward to providing shareholders, current and prospective, with a full update concerning our progress and plans for the future at our annual meeting scheduled for December 12, 2008."

**About Pharmacyclics**

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and immune diseases based on a wide range of targets, pathways and mechanisms. More information about the company, its technology, and products can be found at www.pharmacyclics.com. Pharmacyclics® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

NOTE:  Other than statements of historical fact, the statements made in this press release about future plans and timelines for our preclinical studies and clinical trials, progress of and reports of results from preclinical studies and clinical trials, clinical development plans and product development and corporate partnering activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "project," "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with our ability to obtain future financing and fund the product development of our pipeline; our ability to estimate accurately the amount of cash to be used to fund operations over the next 12 months; unexpected delays in clinical trials and preclinical studies and the timing for making related regulatory filings; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; the initiation, timing, design, enrollment and cost of clinical trials and preclinical studies; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and our future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2008 and its subsequently filed quarterly reports on Form 10-Q. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

---FINANCIALS ATTACHED---

**Pharmacyclics, Inc.**
(a development stage enterprise)
Condensed Statements of Operations
(unaudited) (in thousands, except per share data)

|                                              | Three Months Ended September 30, | |
| --- | --- | --- |
|                                              | 2008 | 2007 |
| Operating expenses:                          |          |          |
| Research and development ...................  | 3,203    | 5,240    |
| General and administrative .................  | 3,439    | 2,067    |
| Total operating expenses ............. | 6,642    | 7,307    |
| Loss from operations ...........................  | (6,642)  | (7,307)  |
| Interest and other, net .........................  | 100      | 477      |
| Net loss ......................................... | $  (6,542) | $  (6,830) |
| Basic and diluted net loss per share ............ | $   (0.25) | $   (0.26) |
| Shares used to compute basic and diluted net loss per share ................... | 26,015 | 25,968 |

# Condensed Balance Sheets
## (unaudited, in thousands)

|  | September 30, 2008 | June 30, 2008 |
|---|---|---|
| Assets |  |  |
| Cash, cash equivalents and marketable securities * .......... | $ 12,467 | $ 16,755 |
| Other current assets ....................................... | 560 | 401 |
| Total current assets ................................... | 13,027 | 17,156 |
| Property and equipment, net ................................ | 615 | 688 |
| Other noncurrent assets .................................... | 290 | 523 |
|  | $ 13,932 | $ 18,367 |
| Liabilities and stockholders' equity |  |  |
| Current liabilities ....................................... | $ 2,160 | $ 1,851 |
| Long-term obligations ...................................... | 70 | 71 |
| Stockholders' equity ...................................... | 11,702 | 16,445 |
|  | $ 13,932 | $ 18,367 |
| * Marketable securities | $ 5,679 | $ 4,495 |

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